UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name: Absolute Shares Trust

Address of Principal Business Office:

34 Sycamore Avenue, Suite 1E
Little Silver, New Jersey 07739

Telephone Number:	(732) 842-4920

Name and Address of Agent for Service of Process:

Don Schreiber, Jr. Millington Securities, Inc. 34 Sycamore Avenue, Suite 1E Little Silver, New Jersey 07739

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES  ☒

NO    ☐

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on in its behalf in the City of Little Silver and in the State of New Jersey on the 9th day of December, 2013.

[SEAL]		Signature: Absolute Shares Trust

		By:	/s/ Don Schreiber, Jr.
Don Schreiber, Jr.
Trustee and Principal Executive Officer

Attest:	/s/ Ann Schreiber
Ann Schreiber Secretary